                                                                Exhibit 99(a)(8)


                 AEI RESOURCES ANNOUNCES MERGER WITH ZEIGLER
                 -------------------------------------------


     August 3, 1998 - AEI Resources, Inc. ("AEI") announced that it signed a definitive merger agreement with Zeigler Coal Holding Company ("Zeigler") (NYSE:ZEI) pursuant to which AEI would acquire, through a cash tender offer, all of the outstanding common stock of Zeigler at a price of $21.25 per share in cash. The transaction has a total value, including the Zeigler debt to be assumed by AEI, of approximately $855 million.

     The directors of Zeigler have unanimously approved the AEI transaction and recommend that Zeigler's shareholders accept the AEI offer and tender their shares.

     The merged company will be the fifth largest coal producer in the United States, with annual sales of more than 60 million tons and annual revenues of approximately $1.4 billion. The combined company will have over 2.7 billion tons of coal reserves, and total assets of approximately $1.8 billion.

     Under the terms of the merger agreement, Zeigler Acquisition Corporation, a wholly-owned subsidiary of AEI, will promptly commence a tender offer for all of the outstanding shares of Zeigler at a net price of $21.25 per share in cash. Tender offer documents are expected to be mailed to Zeigler stockholders during the week of August 3, 1998. Certain stockholders and directors of Zeigler owning an aggregate of 9,881,995 shares, representing approximately 33% of Zeigler's common stock, have agreed to tender their shares in the tender offer.

     The tender offer will be conditioned upon: (1) the tender of a minimum of 90% of Zeigler's outstanding shares of common stock on a fully diluted basis;
(2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976; (3) AEI having obtained funds pursuant to existing financing commitments sufficient to purchase the tendered shares and complete the merger; and (4) certain other customary conditions for transactions of this type. Warburg Dillon Read LLC, a subsidiary of UBS AG, has arranged the committed financing required for the transaction.

     In the merger to occur following the consummation of the tender offer, each share of Zeigler common stock outstanding and not tendered pursuant to the offer will be converted into the right to receive $21.25 in cash. There are currently approximately 28,222,671 shares of Zeigler common stock outstanding.

     Zeigler common stock is traded on the New York Stock Exchange. The last reported sale price of the common stock on Monday, August 3, 1998 was $15.9375.

     AEI mines and markets coal from Kentucky, West Virginia, Indiana, Tennessee and Colorado, principally serving mid-to-low sulfur Central and Southern Appalachian demand. Zeigler operates seven active underground and surface coal mining complexes located in Kentucky, West Virginia, Ohio, Illinois and Wyoming.


     /Contact: John Baum, Chief Financial Officer, 606-928-3433/